THOMPSON COBURN LLP
One US Bank Plaza
St. Louis, MO  63101
(314) 552-6295

December 6, 2011

EDGAR  CORRESPONDENCE

Deborah O’Neal-Johnson, Esq.
Counsel
Securities and Exchange Commission
450 5th Street, NW, 5-6
Washington, DC  20549

Re:  Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. O’Neal-Johnson:

We are responding to the SEC Staff’s comments regarding Post-Effective Amendment No. 199 to the registration statement on Form N-1A of Unified Series Trust (the “Trust”) in respect of its new series, 1492 Small Cap Growth Fund and 1492 Small Cap Value Fund (each a “Fund” and collectively, the “Funds”).  As requested, Tandy reps are attached as Schedule 1 to this letter.

Responses to SEC Staff Comments

Comment

If the Funds will use the Summary Prospectus, provide the legend required by Rule 498B(1)(b) and confirm that hyperlinks will be added to the Summary Prospectus.

Response

The Summary Prospectus will include the following legend:

Before you invest, you may want to review the Fund’s prospectus, which contains more information about the Fund and its risks. You can find the Fund’s prospectus and other information about the Fund, including its statement of additional information (SAI) and most recent reports to shareholders, online at www.________.com. You can also get this information at no cost by calling 877-571-1492 or by sending a written request to 1492 Funds, c/o Huntington Asset Services, Inc., P.O Box 6110, Indianapolis, Indiana, 46206. This Summary Prospectus incorporates by reference the Fund’s entire prospectus and SAI, each dated December ___, 2011.

Huntington Asset Services, Inc., the Funds’ administrator, has confirmed to us that hyperlinks will be added to the Summary Prospectus.

Comment

The Fee Table for each Fund discloses no estimate for Fees and Expenses of Acquired Funds (“AFFE”) in which the Funds may invest.  However, each Fund discloses that it may invest in ETFs, which generate AFFE.  Please clarify this inconsistency.

Response

The Funds’ advisor has asked that we confirm to the Staff that it expect the Funds to be substantially invested in small cap stocks, and that investments in ETFs will not constitute a principal strategy.  The Funds’ advisor has estimated that the Funds’ investments in ETFs during their initial fiscal year are not expected to generate AFFE in excess of 0.1% during the Funds’ initial fiscal year.  As a result, the Fee Table will not disclose any AFFE.  We have revised the Summary Prospectus to remove the disclosure regarding the Funds’ investments in ETFs.  Disclosure regarding ETFs has been moved to the statutory prospectus as a non-principal investment strategy.

Comment

The Small Cap Growth Fund discloses that it may invest up to 25% of its assets in foreign securities and up to 25% of its assets in derivatives.  Please explain how these investments will conform to the Fund’s obligation to invest at least 80% of its net assets in small cap securities under the SEC Name Rule.  Please also confirm that the disclosures regarding the Funds’ proposed use of derivatives conforms to the guidelines set forth in the SEC staff’s letter to the ICI.

Response

The Fund’s advisor has asked that we confirm to the Staff that the Fund intends to invest in foreign small cap stocks, which will comply with the SEC Name Rule.  The Fund’s adviser also has directed us to reduce the permitted percentage for derivatives from 25% to 20% to comply with the SEC Name Rule.  As directed, we have revised the Fund’s prospectus to note that the Fund may invest up to 20% of its assets in derivatives.  We believe that the Prospectus disclosure conforms to the SEC’s instructions in the ICI letter, because it provides an example of the types of derivatives in which the Fund may invest and their purpose as follows:

For example, the Fund may invest in options and futures contracts to obtain exposure to equity markets while seeking investments to meet the Fund’s investment objective.

Comment

In the Statement of Additional Information (“SAI”), include a statement confirming that the Fund has determined that its leadership is appropriate, based on the information about the Trustees’ qualifications and Board oversight described in the SAI.

Response

As requested, we will revise the SAI to add the following summary statement:

Based on the qualifications of each of the Trust’s Trustees and officers, the risk management practices adopted by the Board, including a regular review of several compliance and operational reports, and the committee structure adopted by the Board, the Trust believes that its leadership is appropriate.

New Appendix

As we discussed, the Funds’ adviser has been managing Small Cap Growth and Small Cap Value portfolios since 2008.   The Funds’ portfolio managers will continue to use the same small cap growth and value investment strategies to manage the Funds.  As a result, the Funds propose to disclose the adviser’s prior performance in an Appendix to the Funds’ initial Prospectus in order to illustrate the past performance of the Funds’ portfolio managers using the same methodology that they will employ on behalf of the Funds.  A copy of the Appendix is attached as Schedule 2 to this letter.   The portfolios’ composite performance has been audited according to GIPS, and the auditor’s consent will be included in the next PEA filing.  Please note that the Appendix would be added at the end of the Prospectus.

The SEC staff has permitted a newly established mutual fund to present performance information for similarly managed private accounts, provided that the same portfolio managers will be responsible for managing the new fund.   See Bramwell Growth Fund, SEC No-Action Letter (pub. avail. Aug. 7, 1996), Conway Asset Management, SEC No-Action Letter (pub. avail. Jan. 27, 1989) and Great Lakes Advisors, Inc., SEC No-Action Letter (pub. avail. April 3, 1992).

         In the above SEC no-action letters, the SEC staff notes that a new adviser may use the performance of its private accounts if:  (1) no persons other than the fund’s portfolio managers played a significant part in the performance of the accounts; (2) the private accounts and the mutual fund have investment objectives, policies and strategies that are substantially similar in all material respects; and (3) the performance information is not presented in a misleading manner and does not obscure or impede understanding of information that is required to be in the Fund’s prospectus.

      In conformity with the SEC no-action letters, the Funds’ adviser has represented to us as follows:

1)  the performance returns to be included in the new Funds’ prospectus represent the performance of all private accounts managed with investment objectives, policies and strategies substantially similar to those that will be used to manage the new Funds;
2)  the adviser’s management of the private accounts and the new Funds are sufficiently similar to ensure that the prior performance is relevant to potential investors in the Funds;
3)  the portfolio managers responsible for managing the adviser’s private accounts are the same persons who will be responsible for managing the new Funds and no other person played a significant part in achieving the accounts’ prior performance; and
4) the Funds’ prospectus clearly discloses that the performance information related to the adviser’s management of the private accounts should not be viewed as indicative of the Funds’ future performance.

*   *   *   *   *

We trust that our proposed changes are responsive to the Staff’s comments.  Attached hereto is a Tandy representation. Please contact me at (314) 552-6295 with any questions or comments.  We appreciate your assistance in meeting the Funds’ target effective date of no later than December 9, 2011.

Sincerely,

THOMPSON COBURN LLP

By:  /s/ Dee Anne Sjögren

Schedule 1

Unified Series Trust
2960 N. Meridian Street
Indianapolis, Indiana 46208

In connection with Post-Effective Amendment No. 199 (“PEA 199”) to the registration statement on Form N-1A of Unified Series Trust (the “Trust”) in respect of the Form N-1A registration statement of Unified Series Trust (the “Trust”) in respect of its series, 1492 Small Cap Growth Fund and 1492 Small Cap Value Fund (each a “Fund” and collectively, the “Funds”), the undersigned officer of the Trust, on behalf of the Funds, hereby states as follows:

1.	The Funds acknowledge that all disclosures in PEA 199 about the Funds are the responsibility of the Funds;

2.
The Funds acknowledge that, by declaring the PEA 199 effective, the Securities and Exchange Commission (“SEC”) does not relieve the Funds from their responsibility for the disclosures included therein; and

3.
The Trust and each Fund hereby represent and warrant that in the event the SEC takes action against it, neither the Trust nor either Fund will assert the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

Unified Series Trust

By:  /s/ John C. Swhear
                                                                                                              Senior Vice President

Schedule 2
Appendix to the Prospectus

Adviser’s Prior Performance

The performance information is provided to illustrate the prior performance of 1492 Capital Management, LLC (the “Adviser”), investment adviser of the 1492 Small Cap Growth Fund and the 1492 Small Cap Value Fund (the “Funds”), in managing the Adviser’s Small Cap Growth and Small Cap Value portfolios, each separate composites of portfolios managed by the Adviser for the years ended December 31, 2010 and 2009.  Because the Adviser has managed the Small Cap Growth and Small Cap Value portfolios using the same methodology that it employs on behalf of the Funds, the performance information may provide some indication of the risks of investing in the Funds by showing changes in the Small Cap Growth and Small Cap Value composite performance from year-to-year and by showing how the annual performance results compared with the results of benchmark indexes, the Russell 2000 Growth Index and the Russell 2000 Value Index, respectively.  Of course, the performance of the Small Cap Growth and the Small Cap Value portfolios is not necessarily an indication of how the Funds will perform.  It should also be noted that the portfolios’ composite performance was calculated using the method outlined in Global Investment Performance Standards (GIPS® Standards) which differ from the methods of mutual fund performance calculation of the Securities and Exchange Commission.

The performance of the Small Cap Growth and Small Cap Value portfolio composites does not represent the historical performance of the Funds and should not be considered indicative of future performance of the Funds.  The Funds’ returns may be lower because of, among other things, differences in brokerage commissions, account expenses, including management fees, the size of the positions taken in relation to account size and diversification of securities, timing of purchases and sales, and availability of cash for additional purchases, as well as market opportunities and federal regulations regarding mutual funds.  In addition, the Funds’ returns may be lower because the Small Cap Growth and Small Cap Value portfolios are not subject to certain investment limitations, diversification requirements and other restrictions imposed by the Investment Company Act of 1940, as amended, and the Internal Revenue Code of 1986 which, if they had been applicable to the Advisor’s Small Cap Growth and Small Cap Value portfolios, may have adversely affected the performance results of the portfolios.  The results for different periods may vary.

Baker Tilly Virchow Krause, LLP has reported on the prior performance of the Small Cap Growth and the Small Cap Value portfolios for the years ended December 31, 2010 and 2009 in accordance with the GIPS® Standards.  The tables set forth below summarize this prior performance.

Independent Accountants’ Report

1492 Capital Management, LLC
Milwaukee, Wisconsin

We have examined 1492 Capital Management, LLC’s (the “Adviser”) (1) compliance with all the composite construction requirements of the Global Investment Performance Standards (GIPS® Standards) on a firm-wide basis for the periods from January 1, 2009 through December 31, 2010, and (2) design of its processes and procedures to calculate and present performance results in compliance with the GIPS® Standards as of December 31, 2010 and 2009.  We have also examined the accompanying Performance Results of the Adviser’s  Small Cap Growth Composite and Small Cap Value Composite for the periods from January 1, 2009 through December 31, 2010. The Adviser’s  management is responsible for compliance with the GIPS® Standards and the design of its processes and procedures and for the Performance Results. Our responsibility is to express an opinion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Adviser’s  compliance with the above-mentioned requirements; evaluating the design of the Adviser’s  processes and procedures referred to above; examining, on a test basis, evidence supporting the accompanying composite performance presentation; and performing the procedures for a verification and a performance examination set forth by the GIPS®  Standards and such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Adviser has, in all material respects:

•	Complied with all the composite construction requirements of the GIPS® Standards on a firm-wide basis for the periods ended December 31, 2010 and 2009; and

•	Designed its processes and procedures to calculate and present performance results in compliance with the GIPS® Standards as of December 31, 2010 and 2009.

Also, in our opinion, the Performance Results of each of the Adviser’s  Small Cap Growth Composite and Small Cap Value Composite for the periods from January 1, 2009 through December 31, 2010, are presented, in all material respects, in conformity with the GIPS® Standards.

This report does not relate to any composite presentation of the Adviser other than the Adviser’s Small Cap Growth Composite and Small Cap Value Composite.

Baker Tilly Virchow Krause, LLP

December ___, 2011

1492 Capital Management, LLC
PERFORMANCE RESULTS
January 1, 2009 through December 31, 2010

ADVISER’S SMALL CAP GROWTH COMPOSITE
Year	Net-of-Fees Return	Benchmark Return	Number of Portfolios	Internal Dispersion	Total Composite Assets (US$ Millions)	Total Firm Assets (US$ Millions)
2009	53.27%	34.47%	20	0.09%	$28.20	$36.39
2010	32.76%	29.09%	31	0.11%	$56.27	$75.82

ADVISER’S SMALL CAP VALUE COMPOSITE
Year	Net-of-Fees Return	Benchmark Return	Number of Portfolios	Internal Dispersion	Total Composite Assets (US$ Millions)	Total Firm Assets (US$ Millions)
2009	53.40%	20.58%	11	0.16%	$6.25	$36.39
2010	32.38%	24.50%	16	*	$10.84	$75.82
*Calculation of internal dispersion is less than .0005 and thus has not been presented.

Past performance is not indicative of future results.  The Independent Accountants’ Report and the Notes to the Performance Results are an integral part of this presentation.

Notes:

1492 Capital Management LLC (the “Adviser”) is an independent investment management firm established in 2008. The Adviser manages a variety of equity portfolios for primarily U.S. institutional and individual clients.  The Adviser has been verified under the requirements pursuant to the Global Investment Performance Standards (“GIPS®”) for each year of performance information presented.  There have been no changes in the investment management personnel responsible for managing the Small Cap Growth Composite (the “Growth Composite”) or the Small Cap Value Composite (the “Value Composite”).

The Growth Composite was created January 1, 2009.  The Growth Composite includes portfolios that are invested in small cap companies with top and bottom line growth prospects of 20% over the next twelve months.  The Value Composite was created January 1, 2009.  The Value Composite includes portfolios that are primarily invested in dividend paying equities of small cap companies.  Each composite includes all fee-paying, discretionary accounts with similar investment objectives and a minimum initial balance of $100,000.  The Adviser maintains a complete list and description of the composites which is available upon request.

 Performance is calculated in US Dollars utilizing a time-weighted total rate of return. Total return for a composite is represented by the asset-weighted returns of the portfolios within the composite. Trade-date valuation is used. Performance results are calculated net of trading expenses and investment management fees.  Net–of-Fees performance returns are calculated by deducting the highest fee of 1.00% from the monthly gross composite return.  Additional information regarding policies for calculating and reporting returns is available upon request.

The benchmark for the Growth Composite is the Russell 2000 Growth Index.
The benchmark for the Value Composite is the Russell 2000 Value Index.

For each portfolio included in a composite, cash is allocated to the respective asset classes based on the average cash position of the “equity only” portfolios in the composite. Leverage is not used in a composite as a means to generate higher returns. The internal dispersion of annual returns is measured by the standard deviation of asset weighted portfolio returns represented within a composite for the full year.   Each composite may contain non-fee paying portfolios managed on behalf of the Adviser’s employees.  The Growth Composite has one non-fee paying portfolio as of December 31, 2010 for $534,571 or .95% and .72% of composite and total firm assets, respectively.  The Value Composite has one non-fee paying portfolio as of December 31, 2010 for $299,232 or 2.76% and .39% of composite and total firm assets, respectively.

Performance results are presented before custodial fees but after management and all trading costs.  Each composite may contain portfolios that participate in wrap-fee programs. Transaction costs are allocated to wrap-fee portfolios at the current prevailing per share commission rate charged by the Adviser’s preferred list of non-directed institutional brokers.